UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release no. 34829 / February 8, 2023

In the Matter of

PROSPECT CAPITAL MANAGEMENT L.P.
PROSPECT FLOATING RATE AND ALTERNATIVE INCOME FUND, INC.

10 East 40th Street, 42nd Floor
New York, NY 10016

(812-15297)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT GRANTING AN
EXEMPTION FROM SECTION 23(a)(1) OF THE ACT

Prospect Capital Management L.P. and Prospect Floating Rate and Alternative Income Fund, Inc.
("Applicants") filed an application on January 21, 2022, and amendments on September 14, 2022
and December 13, 2022, for an order under section 6(c) of the Investment Company Act of 1940
("Act") for an exemption from section 23(a)(1) of the Act to permit certain registered closed-end
management investment companies and business development companies to pay advisory fees in
shares of their common stock.

On January 13, 2023, a notice of the filing of the application was issued (Investment Company
Act Release No. 34807). The notice gave interested persons an opportunity to request a hearing
and stated that an order disposing of the application would be issued unless a hearing was
ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 23(a)(1) of the Act, requested by Applicants (File No. 812-15297), is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood
Assistant Secretary